Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-211858
July 14, 2016

The Vaulted Gold Bullion Trust website includes an educational video relating to Gold Deposit Receipts. The text below is a transcript of the material addressed in the video, which is being filed as a free writing prospectus.

Speaker (in video):	Simon Carling (“CARLING”), Managing Director, BMO Capital Markets

CARLING:
I find it’s best to start the discussion off with a mental picture. If you were to take all of the world’s above-ground stocks of gold, it would cover an NFL football field end zone to end zone in about five-and-a-half feet of metal. About 20 percent of that represents global private investment in gold. The rest is central bank reserves, technology, jewelry, etc.

So let’s just concentrate on the private investment in gold. That’s broken up into two categories, big categories. Exchange-traded funds and bars and coins that an investor can hold in their hand. Most advisers think that the ETF part is the larger of the two, when in actual fact, on a global private investment basis, for every dollar spent on a gold ETF, about 20 dollars are spent on bars and coins. So let’s leave that to the side for now.

In the United States, the vast majority of transactions are processed via a central clearinghouse known as DTC. Think of DTC as an operating system on a computer. If you want something to process or get transacted easily, it has to comply with the architecture of that system. Gold ETFs are great because they work on the DTC operating system. They’re highly efficient from an operational perspective, and clients and advisers love that. But there are problems. Gold ETFs may have tracking error. They may trade at a discount for a premium to NAV. They may have annual 1099-B issues. They may not even have gold.

Physical gold is great because that is most often than not what Mrs. Smith asked for in the first place. But the big problem with physical gold is, it does not work on the DTC operating system. So, that makes it almost impossible, or at least difficult, for transaction to be processed or to even hold gold in a U.S. brokerage account. As a result, Mrs. Smith has to put physical gold in her home or in a storage facility that’s unregulated in a safety deposit box and the adviser loses the assets.

A number of years ago, we went out to our clients and we asked a couple of questions, and this is what we found. There are a lot of people out there that want to buy gold that do not want tracking error or discounts or premiums to NAV, etc. Advisers generally want to keep assets. Clients and advisers like the operational efficiency of DTC. So we sat back and we thought, this is a huge opportunity. And what we came up with is the first gold deposit receipt program in the United States that is DTC-eligible, CUSIP-bearing, and SEC-registered. And that means that you can finally hold and process gold in virtually any U.S. brokerage account.

Text of Final Panel:

The Vaulted Gold Bullion Trust (the “Trust”) has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-844-266-4537 or emailing bmo.gold@bmo.com.

The Trust may offer from time to time Depositary Receipts (the “Gold Deposit Receipts”) representing an undivided beneficial ownership in a fixed quantity of unencumbered, allocated, physical gold bullion. Gold Deposit Receipts are subject to investment risk and fluctuate in market value and may not be appropriate for all investors. You should purchase Gold Deposit Receipts only if you can afford a complete loss of your investment. For a detailed summary of the risks of investing in Gold Deposit Receipts, please view the “Risk Factors” section of the Trust’s prospectus.